Exhibit 99.2

Mesoblast Limited

ABN 68 109 431 870

Notice of Annual General Meeting and Explanatory Memorandum

For the Annual General Meeting of the Company to be held at:

Time:	10:30am (Melbourne time, AEDT)
Date:	29 November 2021
Place:	Virtually through https://agmlive.link/MSB21

THIS IS AN IMPORTANT DOCUMENT

If you are in doubt as to what to do with this document, please immediately see your legal adviser, financial adviser or stockbroker.

In light of potential restrictions on public gatherings arising from the COVID-19 pandemic that may be in place at the date of the Annual General Meeting, the Annual General Meeting will be webcast live online through https://agmlive.link/MSB21. Shareholders are encouraged to attend, vote and ask questions online using their computer or mobile device by following the instructions outlined in this Notice of Annual General Meeting.

Notice of Annual General Meeting

Notice is given that the Annual General Meeting (AGM) of Mesoblast Limited (ABN 68 109 431 870) (the Company or Mesoblast) will be held virtually at 10:30am (Melbourne time, AEDT) on 29 November 2021 for the purpose of considering and, if thought fit, passing the resolutions set out below (Notice).

Virtual AGM

Having regard to the ongoing COVID-19 pandemic and the potential for continued restrictions on physical gatherings and to ensure the safety of shareholders and other participants, our AGM will be held ‘virtually’, with shareholders able to participate via an online platform using their computer or mobile device. Shareholders and proxyholders will be able to ask questions and vote in real time, subject to the connectivity of their devices.

Accessing the AGM online

Shareholders who wish to attend the AGM will be able to participate in the AGM through https://agmlive.link/MSB21.

We recommend logging onto our online platform at least 15 minutes prior to the scheduled start time for the AGM by entering https://agmlive.link/MSB21 into a web browser on your computer or online device.

Shareholders will need their Shareholder Reference Number or Holder Identification Number, which is printed at the top of their personalised proxy appointment form.

Proxyholders will need their proxy code which Link Market Services will provide via email no later than 24 hours prior to the AGM.

Further information on how to participate virtually is set out in this Notice and the Virtual Meeting Online Guide available at https://mesoblast.com/agm2021.

Voting

Shareholders may vote by either:

•	using the online platform; or
•	appointing a proxy.

Detailed instructions on the above options are set out in this Notice in the section titled ‘Information on voting, proxies, corporate representatives and attorneys’.

Asking questions

A discussion will be held on all items to be considered at the AGM.

Shareholders will have a reasonable opportunity to ask questions during the AGM, including an opportunity to ask questions of the Company’s external auditor. Shareholders can submit questions during the AGM through the virtual AGM platform. If shareholders wish to ask a question orally rather than via the virtual AGM platform, a questions phone line will be available during the AGM. To utilise the questions line, please call Link on +61 1800 990 363 by 5.00pm (Melbourne time, AEDT) on Friday, 26 November 2021, to register your participation and obtain your unique PIN. Further information on how to ask questions, including how to join the AGM by phone once you have your unique PIN, is set out in the Virtual Meeting Online Guide available at https://mesoblast.com/agm2021.

To ensure that as many shareholders as possible have the opportunity to speak, shareholders are requested to observe the following:

•

all shareholder questions should be stated clearly and should be relevant to the business of the AGM, including matters arising from the Annual Report, Directors’ Report (including the Remuneration Report) and Auditor’s Report, and general questions about the performance, business or management of the Company;

•	if a shareholder has more than one question on an item, all questions should be asked at the one time; and
•	shareholders should not ask questions at the AGM regarding personal matters or those that are commercial in confidence.

Shareholders who prefer to register questions in advance of the AGM are invited to do so. A Shareholder Question Form has been sent to shareholders and is also available on the Company’s website: https://mesoblast.com/agm2021.

We will attempt to address the more frequently asked questions in the Chair and Chief Executive’s presentations at the AGM. Written questions must be received by the Company or Link Market Services Limited by 5.00pm on 22 November 2021, and can be submitted online, by mail, by fax or in person (as set out on the top of the Shareholder Question Form).

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ITEMS OF BUSINESS

Please note that additional information concerning the proposed resolutions is contained in the Explanatory Memorandum that accompanies and forms part of this Notice.

1.	Receipt and Consideration of Financial Statements and Reports

To receive and consider the Financial Statements of the Company and the reports of the Directors and Auditor for the year ended 30 June 2021, as set out in the Company’s 2021 Annual Report.

2.	Adoption of the Remuneration Report

To consider and, if thought fit, pass the following resolution:

“That the Remuneration Report (which forms part of the Company’s 2021 Annual Report) for the financial year ended 30 June 2021 be adopted.”

The vote on this item is advisory only and does not bind the directors of the Company (Directors) or the Company. Voting exclusions apply to this item 2 – please see the Voting Exclusions on page 4.

3.	Election of Mr Philip J. Facchina as a Director

To consider and, if thought fit, pass the following resolution:

“That Mr Philip J. Facchina, a Director retiring from office in accordance with clause 63.2 of the Company’s constitution, being eligible, is elected as a Director of the Company.”

4.	Re-election of Directors

The Directors remain committed to ensuring continued change in Board composition in line with good governance practices for director longevity and diversification. It is proposed that each of Mr Michael Spooner (if re-elected) and Mr Donal O’Dwyer, as long-standing Australian non-executive directors, will retire from the Board over the coming 6-12 months. A search for appropriate Australian successor directors has commenced. Both directors have contributed enormously to Mesoblast over many years of service and are keen to effect an orderly transition to ensure the long-term future of the Company’s business.

To consider and, if thought fit, pass the following resolutions:

a)Re-election of Mr Michael Spooner

“That Mr Michael Spooner, a Director retiring from office in accordance with clause 64.1 of the Company’s constitution, being eligible, is re elected as a Director of the Company.”

b)Re-election of Mr Joseph R. Swedish

“That Mr Joseph R. Swedish, a Director retiring from office in accordance with clause 64.1 of the Company’s constitution, being eligible, is re elected as a Director of the Company.”

c)Re-election of Ms Shawn Cline Tomasello

“That Ms Shawn Cline Tomasello, a Director retiring from office in accordance with clause 64.1 of the Company’s constitution, being eligible, is re elected as a Director of the Company.”

5.	Approval of Proposed Issue of Options to Newly-Appointed Director, Mr Philip J. Facchina

To consider and, if thought fit, pass the following resolution:

“That the Company hereby approves for the purposes of Listing Rule 10.14 and for all other purposes:

(i)

the grant to Mr Philip J. Facchina (a Director of the Company) of 200,000 options under and in accordance with the Company’s Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting; and

(ii)	any issue of fully paid ordinary shares in the Company to Mr Philip J. Facchina on the exercise of any such options.”

Voting exclusions apply to this item 5 – please see the Voting Exclusions on page 4.

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ITEMS OF BUSINESS

6.	Approval of Proposed Issue of Options to Chief Executive, Dr Silviu Itescu, in Connection with his Remuneration for the 2021/2022 Financial Year

To consider and, if thought fit, pass the following resolution:

“That the Company hereby approves, for the purposes of Listing Rule 10.14 and for all other purposes:

(i)

the grant to Dr Silviu Itescu (being the Chief Executive and Managing Director of the Company as at the date this resolution is passed) of 1,550,000 options, which form part of the long-term incentive component of Dr Itescu’s remuneration for the 2021/2022 financial year, under and in accordance with the Company’s Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting; and

(ii)	any issue of fully paid ordinary shares in the Company to Dr Silviu Itescu upon the exercise of any such options.”

Voting exclusions apply to this item 6 – please see the Voting Exclusions on page 4.

7.	Renewal of Proportional Takeover Approval Provisions in the Company’s Constitution

To consider and, if thought fit, pass the following resolution which will be proposed as a special resolution:

“That, pursuant to section 648G(4) of the Corporations Act 2001 (Cth), approval is given for the renewal of clause 30 of the Company’s constitution by maintaining that clause in the Company’s constitution for the period of 3 years from the date of this Meeting.”

For information about the renewal of the proportional takeover approval provisions in the Company’s constitution, see the Explanatory Memorandum (pages 16 to 17).

8.	Ratification of Issue of Securities to Existing and New Institutional Investors

To consider and, if thought fit, pass the following resolution:

“That, for the purpose of ASX Listing Rule 7.4 and for all other purposes, shareholders approve and ratify the issue of fully paid ordinary shares and warrants by the Company to existing and new Australian and global institutional investors on the terms and conditions as more fully described in the Explanatory Memorandum accompanying the Notice of this Meeting.”

Voting exclusions apply to this item 8 – please see the voting exclusions on page 5.

Further information

For detailed information on the above Agenda items, please refer to the Explanatory Memorandum on pages 6 to 18.

By order of the Board:

Niva Sivakumar

Company Secretary

29 October 2021

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Voting Exclusions

Voting Exclusion for Item 2 – Adoption of the Remuneration Report

The Company will disregard any votes cast on the resolution proposed in item 2:

•	by or on behalf of any Key Management Personnel (KMP) member whose remuneration details are included in the Remuneration Report, or any of their closely related parties, regardless of the capacity in which the votes are cast; or

•	by any person who is a KMP member as at the time item 4 is voted on at the AGM, or any of their closely related parties, as a proxy,

unless the votes are cast as a proxy for a person who is entitled to vote on item 2:

•	in accordance with a direction in the proxy appointment; or
•	by the Chair of the AGM in accordance with an express authorisation in the proxy appointment to cast the votes even if item 2 is connected directly or indirectly with the remuneration of a KMP member.

Voting Exclusion for Item 5 and Item 6 – Approval of Proposed Issue of Options to Newly-Appointed Director, Mr Philip J. Facchina and Approval of Proposed Issue of Options to Chief Executive, Dr Silviu Itescu, in Connection with his Remuneration for the 2021/2022 Financial Year

The Company will disregard any votes cast in favour of the resolutions proposed in items 5 and 6:

•	by a Director who is eligible to participate in the Company’s Employee Share Option Plan (or their respective associates); and
•	by any person who is a KMP as at the time items 5 and 6 are voted on at the AGM (or any respective closely related party).

However, the Company need not disregard a vote on the resolutions proposed in items 5 and 6 if it is cast:

•	by a person as proxy or attorney for a person who is entitled to vote on the item, in accordance with the directions given to the proxy or attorney to vote on the item in that way;
•	by the Chair of the AGM as proxy or attorney for a person who is entitled to vote on the item, in accordance with a direction given to the Chair to vote on the item as the Chair decides; or
•	by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
–	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the item; and
–	the holder votes on the item in accordance with directions given by the beneficiary to the holder to vote in that way.

In addition, a vote must not be cast on items 5 and 6 by a member of the KMP of the Company, or a closely related party of a KMP, acting as proxy for a person entitled to vote, if their appointment does not specify the way the proxy is to vote on items 5 or 6. This restriction on voting undirected proxies does not apply to the Chair of the AGM acting as a proxy for a person entitled to vote on items 5 or 6 because the Company’s proxy appointment expressly authorises the Chair of the AGM to exercise undirected proxies.

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VOTING EXCLUSIONS

Voting Exclusion for Item 8 – Ratification of Issue of Securities to Existing and New Institutional Investors

The Company will disregard any votes cast in favour of the resolution proposed in item 8 by or on behalf of:

•	a person who participated in the issue which is the subject of the relevant resolution; or
•	an associate of that person (or those persons).

However, the Company need not disregard a vote on the resolution proposed in item 8 if it is cast:

•	by a person as proxy or attorney for a person who is entitled to vote on the item, in accordance with the directions given to the proxy or attorney to vote on the item in that way;
•	by the person chairing the meeting as proxy or attorney for a person who is entitled to vote on the item, in accordance with a direction given to the Chair to vote on the item as the Chair decides; or
•	by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
–	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the item; and
–	the holder votes on the item in accordance with directions given by the beneficiary to the holder to vote in that way.

Defined terms used in these voting exclusions

For the purposes of these voting exclusions:

•

The KMP are those persons having authority and responsibility for planning, directing and controlling the activities of the Mesoblast consolidated group, either directly or indirectly. This includes all Directors (Executive and Non Executive). The KMP for the Mesoblast consolidated group during the year ended 30 June 2021 are listed in a section titled ‘Key Management Personnel’ in Item 6.A of the Company’s Form 20-F for the year ended 30 June 2021 (which is contained within the Company’s Annual Report for the year ended 30 June 2021).

•	A closely related party of a KMP member means:
–	a spouse or child of the member;
–	a child of the member’s spouse;
–	a dependant of the member or of the member’s spouse;
–	anyone else who is one of the member’s family and may be expected to influence the member, or be influenced by the member, in the member’s dealings with the Mesoblast consolidated group; or
–	a company the member controls.

The Company will also apply these voting exclusions to persons appointed as attorney by a shareholder to attend and vote at the AGM under a power of attorney, as if they were appointed as a proxy.

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Explanatory Memorandum relating to the 2021 Notice of Annual General Meeting

This Explanatory Memorandum accompanies and forms part of the Notice of AGM.

ITEMS OF BUSINESS

Item 1 – Receipt and Consideration of Financial Statements and Reports

The laws in Australia require the Company’s financial statements and reports for the last financial year just ended to be presented to the AGM. This item does not require a formal resolution to be put at the AGM.

Rather, this agenda item is intended to provide shareholders with the opportunity to raise questions on the financial statements and reports contained in the Company’s 2021 Annual Report, and on the performance of the Company generally.

Shareholders should note that the financial statements and reports will be received in the form presented. It is not the purpose of the meeting for the financial statements and reports to be accepted, rejected or modified in any way. There is no requirement either in the Corporations Act 2001 (Cth) (Corporations Act) or in the constitution of the Company for shareholders to approve the financial report, the Directors’ report or the Auditor’s report.

Item 2 – Adoption of the Remuneration Report

Under the Corporations Act, the Company is required to include in the Directors’ Report a detailed Remuneration Report setting out certain prescribed information relating to Directors’ and Executives’ remuneration and submit this for adoption by resolution of shareholders at the AGM.

The Remuneration Report is set out on pages 80 to 106 of the Company’s 2021 Annual Report. A copy of the 2021 Annual Report can be found on the Company’s website at https://mesoblast.com/agm2021 or by contacting the Company’s share registry, Link Market Services.

The Remuneration Report includes:

•	an explanation of the Company’s remuneration strategy and guiding principles;
•	an explanation of the Company’s policies in relation to the nature and amount of the remuneration of the KMP;
•	a description of the relationship between such policies and the Company’s performance;
•	if an element of remuneration is performance based, an explanation why the performance conditions were chosen and how performance is measured against those conditions; and
•	remuneration details for the KMP.

During this item, there will be an opportunity for shareholders at the meeting to comment on and ask questions about the Remuneration Report and shareholders are asked to adopt the Remuneration Report.

The vote on the resolution in this item is advisory only and will not bind the Directors or the Company. The Board will take the outcome of the vote into consideration when reviewing remuneration practices and policies of the Company.

Recommendation

Noting that each Director has a personal interest in their own remuneration from the Company (as described in the Remuneration Report), and that each Director (or any closely related party of a Director) is excluded from voting their shares on item 2 (as described in the ‘Voting Exclusions’ section above), the Directors unanimously recommend that shareholders vote in favour of item 2 to adopt the Remuneration Report.

6    Mesoblast Limited – Notice of Annual General Meeting 2021

EXPLANATORY MEMORANDUM

Item 3 – Election of Mr Philip J. Facchina as a Director

Mr Philip J. Facchina was appointed to the Board as a Director on 29 March 2021. Mr Facchina is Chief Strategy Officer of SurgCenter Development (SurgCenter). The principals of SurgCenter were the lead investors in Mesoblast’s successful US$110 million private placement, completed in March this year. Mr Facchina brings expertise in financial and strategic operations together with healthcare knowledge that will be valuable to the Company as we continue to grow.

Mr Facchina brings more than 35 years of experience in corporate strategy, capital markets, finance, and business development across several industries, including healthcare. Since 2018, Mr Facchina has been Chief Strategy Officer at SurgCenter Development, the largest privately held operator of ambulatory surgery centers in the US, overseeing the company’s strategic relationships, including its relationships with the broad US ASC market, certain hospital systems and other market constituents. Prior to SurgCenter, Mr Facchina spent two decades in the public and private capital markets, where he managed liquid and illiquid portfolios, and managed public and private capital transactions of equity and debt, led mergers and acquisitions and special advisory processes including take- privates. From 2008 to 2017, Mr Facchina served as a Partner, Co-Portfolio Manager and the Chief Operating Officer of Ramsey Asset Management, an institutional investment management firm, and from 1998 to 2008 Mr Facchina led the technology, media and communications and healthcare investment banking groups of FBR Capital Markets. Mr Facchina currently serves as an independent director for ViON Corporation and Millennium Global Treasury Services, and is Advisor to the CEO of Johanna Foods Inc, where he heads the Audit Committee and he also serves as an advisor to New Markets Venture Partners. Previously, among other directorships and committee posts, Mr Facchina served on the Board of Web.com, where he led Corporate Governance. Mr Facchina is a qualified financial expert for SEC and NASDAQ purposes.

The Board has determined that Mr Philip J. Facchina is an independent Director. The Board supports the appointment of Mr Philip J. Facchina.

Recommendation

The Board recommends that shareholders vote in favour of the election of Mr Facchina. Mr Facchina did not participate in the Board resolution relating to his candidacy.

Item 4 – Re-election of Directors

The Directors remain committed to ensuring continued change in Board composition in line with good governance practices for director longevity and diversification. Following the recent appointments of Mr Joseph Swedish, Ms Shawn Tomasello and Mr Philip Facchina (who are all up for re-election or election at this meeting), it is proposed that each of Mr Michael Spooner (if re-elected) and Mr Donal O’Dwyer, as long-standing Australian non-executive directors, will retire from the Board over the coming 6-12 months. A search for appropriate Australian successor directors has commenced. Both directors have contributed enormously to Mesoblast over many years of service and are keen to effect an orderly transition to ensure the long-term future of the Company’s business.

a)	Re-election of Mr Michael Spooner

Mr Michael Spooner was appointed to the Board in 2004 and last elected by shareholders at the Company’s 2018 AGM. In accordance with clause 64.1 of the Company’s constitution, Mr Spooner retires by rotation at the end of the AGM and, being eligible, offers himself for re-election at the AGM.

As noted above, Mr Spooner has served on the Board of Directors since 2004. During this period he has filled various roles including as Chairman from the date of the ASX public listing in 2004 until 2007. Over the past several years, Mr Spooner has served on the board of directors in various capacities at several Australian and international biotechnology companies, including BiVacor Pty Ltd (2009-2013), Advanced Surgical Design & Manufacture Limited (2010-2011), Peplin, Inc. (2004-2009), Hawaii Biotech, Inc. (2010-2012), Hunter Immunology Limited (2007-2008), and Ventracor Limited (2001-2003).

He has been the Chairman of Simavita Ltd since May 2016 and Chairman of MicrofluidX since February 2018.

Prior to returning to Australia in 2001, Mr Spooner spent much of his career internationally where he served in various roles including as a partner to PA Consulting Group, a UK-based management consultancy, and a Principal Partner and Director of Consulting Services with PricewaterhouseCoopers (Coopers & Lybrand) in Hong Kong. In addition Mr Spooner has owned and operated several international companies providing services and has consulted to a number of US and Asian public companies. Mr Spooner provides executive management, commercial, business strategy and accounting expertise as well as established relationships with investment firms and business communities worldwide.

The Board has determined that Mr Michael Spooner is an independent Director.

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EXPLANATORY MEMORANDUM

b)	Re-election of Mr Joseph R. Swedish

Mr Joseph R. Swedish was appointed to the Board in 2018. In accordance with clause 64.1 of the Company’s constitution, Mr Swedish retires by rotation at the end of the AGM and, being eligible, offers himself for re-election at the AGM.

Mr Joseph R. Swedish has more than two decades of healthcare leadership experience as the CEO for major United States healthcare enterprises.

Most recently, he has served as Executive Chairman, President and CEO of Anthem Inc., America’s leading health benefits provider. Prior to joining Anthem, Mr Swedish was CEO for several major integrated healthcare delivery systems, including Trinity Health and Colorado’s Centura Health. Currently, he sits on the board of directors of IBM Corporation, CDW Corporation, and Centrexion Therapeutics.

Mr Swedish is a member and previously Chairman of Duke University’s Fuqua School of Business Board of Visitors. Previously, he was Chairman of the Catholic Health Association and the America’s Health Insurance Plans.

Mr Swedish received a bachelor’s degree from the University of North Carolina and his master’s degree in health administration from Duke University.

The Board has determined that Mr Joseph R. Swedish is an independent Director. Other current directorships of listed public companies:

•	non-executive director, IBM Corporation; and
•	non-executive director, CDW Corporation.
c)	Re-election of Ms Shawn Cline Tomasello

Ms Shawn Cline Tomasello was appointed to the Board in 2018. In accordance with clause 64.1 of the Company’s constitution, Ms Tomasello retires by rotation at the end of the AGM and, being eligible, offers herself for re-election at the AGM.

With more than 30 years’ experience in the pharmaceutical and biotech industries, Ms Tomasello has substantial commercial and transactional experience. Since 2015, Ms Tomasello had been Chief Commercial Officer at leading immuno-oncology cell therapy company Kite Pharma, where she played a pivotal role in the company’s acquisition in 2017 by Gilead Sciences for $11.9 billion. Prior to this she served as Chief Commercial Officer at Pharmacyclics, Inc., which was acquired in 2015 by AbbVie, Inc. for $21 billion. Ms Tomasello previously was President of the Americas, Hematology and Oncology at Celgene Corporation where she managed over $4 billion in product revenues, and was instrumental in various global expansion and acquisition strategies. She has also held key positions at Genentech, Pfizer Laboratories, Miles Pharmaceuticals and Procter & Gamble. Ms Tomasello currently serves on the Board of Directors of Gamida Cell, Ltd. and UroGen Pharma, Ltd, TCR2 Therapeutics, and 4D Molecular Therapeutics.

She previously served on the board of Principia Biopharma, acquired by Sanofi, Abeona Therapeutics (resigned), Clementia Pharmaceuticals, Inc. which was acquired by Ipsen, SA, and Diplomat Specialty which was acquired by United Healthcare. She received a MBA from Murray State University and a B.S. in Marketing from the University of Cincinnati. Her extensive experience in the pharmaceutical and biotech industries, particularly in the commercial and transactional fields, provides industry, leadership and management expertise.

The Board has determined that Ms Shawn Cline Tomasello is an independent Director. Other current directorships of listed public companies:

•	non-executive director, Gamida-Cell;
•	non-executive director, TCR² Therapeutics;
•	non-executive director, UroGen Pharma; and
•	non-executive director, 4D Molecular Therapeutics.

Recommendation

The Board recommends that shareholders vote in favour of the respective re-election of each of the above candidates. Each relevant candidate has not participated in the Board resolution relating to their own candidacy.

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EXPLANATORY MEMORANDUM

Item 5 – Approval of Proposed Issue of Options to Newly-Appointed Director Mr Philip J. Facchina

The Board considers that it is important to ensure that the Company remains globally competitive in terms of the benefits made available to non-executive Directors to ensure that the Company can continue to attract and retain candidates of high calibre and experience. The Board considers that the grant of options to non-executive Directors is an important component of providing competitive benefits, in particular for non-executive Directors in the international biotechnology sector.

The proposed issue of options to Mr Philip J. Facchina is in connection with his recent appointment as a non- executive Director of the Company, and is consistent with the number of options granted in relation to other recent non-executive director appointments. The Directors do not presently intend for an issue of options to be an annual or regular event for non-executive Directors.

While a potential disadvantage to the shareholders approving this item is the dilution of shareholders if the options are exercised in the future, the Board believes that the issue of the options is in the best interests of the Company as a whole, and is a prudent means of conserving the Company’s available cash. Further, any dilution would be minimal.

ASX Listing Rule 10.14 provides that a listed company must not permit a director (among others) from acquiring equity securities under an employee incentive scheme unless the company obtains prior shareholder approval.

As the issue of options to Mr Facchina falls within Listing Rule 10.14, the Company is seeking Shareholders approval for the proposed issue of the options to Mr Facchina.

ASX Listing Rule 10.15 requires certain information to be provided to shareholders in relation to the approval of an acquisition of equity securities by a director under an employee incentive scheme. This information is set out in the subsequent table on pages 9 to 10.

Key terms of options issued to a Non-Executive Director

The options will be issued to Mr Facchina in accordance with the Company’s Employee Share Option Plan which was last approved by the Company’s shareholders at the 2018 AGM.

Key terms applying to the options for Mr Facchina are summarised below:

(i)

These options will vest in three equal tranches, with vesting dates on the first, second and third anniversaries of the grant date, and an expiry date of seven years from the grant date. The options to Mr Facchina will not be subject to any performance conditions or hurdles.

(ii)	The options will be subject to lapsing where the holder is a ‘Bad Leaver’. Unless the Board determines otherwise in accordance with the rules of the Company’s Employee Share Option Plan:
–

where the holder is a ‘Bad Leaver’, all rights, entitlements and interests in any unexercised options (including those that are vested options) held by the holder will be forfeited and will lapse immediately. In broad terms, a holder will be a ‘Bad Leaver’ where they cease to be a Director of the Company in circumstances where they have engaged in conduct adverse to the Company or breach the terms of their appointment; and

–

where a holder is a ‘Leaver’, the holder will retain all vested and unvested options and they will remain subject to vesting (if unvested) and expiry as noted in (i) above. A holder will be a ‘Leaver’ where they cease to be a Director of the Company in circumstances where they are not a ‘Bad Leaver’ (and a ‘Leaver’ will include someone who resigns or retires).

(iii)	Other than as set out above, the options will have terms and conditions attaching to the Company’s Employee Share Option Plan which are described in this Explanatory Memorandum at pages 13 to 15.

ASX Listing Rule 10.15 requires that the meeting documents concerning a proposed resolution to approve an issue of securities, in accordance with ASX Listing Rule 10.14, must include the following information.

The name and category which the person falls within in Listing Rule10.14.1 – 10.14.3 and why	Mr Facchina is a Non-Executive Director of the Company.
The number and class of securities proposed to be issued to the person	The total number of options that may be issued to Mr Facchina is 200,000 time-based options.

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EXPLANATORY MEMORANDUM

If the person is a director, the details (including the amount) of the director's current total remuneration package

Mr Facchina’s fixed remuneration consists of directors’ fees of A$128,250 and A$10,000 per annum for being a member of the Board of Directors and the Audit & Risk Committee respectively. In addition, it is proposed that Mr Facchina receive a grant of 200,000 time-based options amounting to a total grant value of approximately A$222,000 as at the date the Board approved the grant. The Directors do not presently intend for an issue of options to be an annual or regular event for non-executive Directors.

The number of securities that have previously been issued to the person under the scheme and the average acquisition price (if any) paid by the person for those securities	Mr Facchina has not been previously issued with any securities under the Company’s Employee Share Option Scheme.

If the securities are not fully paid ordinary shares, a summary of the material terms of the securities, an explanation of why that type of security is being used and the value attributed to that security and its basis

The options issued to Mr Facchina will have terms and conditions attaching to the Company’s Employee Share Option Plan which are described in this Explanatory Memorandum at pages 13 to 15.

The exercise price of the options is A$2.28 which was calculated based on the higher of (i) the volume weighted average share price of the five ASX trading days up to Board approval of the grant and

(ii) the last closing price of an ordinary share on the ASX at Board approval.

The value attributed to each option is calculated using the Black Scholes formula, based on the 5-day VWAP leading up to the date of Board approval of the options.

The date or dates on or by which the Company will issue the securities to the person under the scheme which must not be later than 3 years after the date of this meeting	If item 5 is approved by shareholders, the corresponding options will be issued no later than 12 months after the meeting.
The exercise price at which the Company will issue the securities to the person under the scheme	A$2.28 per option.
A summary of the material terms of the scheme	See pages 13 to 15 below.
No loans	No loans are proposed in connection with the proposed issue of the options.
Additional disclosures

If item 5 is passed, the Company will proceed with the issue of options noted above to Mr Facchina.

If item 5 is not passed, the Company will not be able to proceed with the issue of options noted above to Mr Facchina and the Company will consider alternative means of remuneration for his services as a non-executive Director.

Details of any securities issued under the scheme will be published by the Company in its annual report relating to the relevant period in which they are issued, along with a statement that approval for the issue was obtained under Listing Rule 10.14.

Any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of securities under the scheme after this resolution is approved by shareholders and who are not named in this Notice will not participate until shareholder approval is obtained under Listing Rule 10.14.

Recommendation

The Directors (with Mr Facchina abstaining) recommend that shareholders vote in favour of item 5.

10    Mesoblast Limited – Notice of Annual General Meeting 2021

EXPLANATORY MEMORANDUM

Item 6 – Approval of Proposed Issue of Options to Chief Executive, Dr Silviu Itescu, in Connection with his Remuneration for the 2021/2022 Financial Year

As detailed in the Remuneration Report set out on pages 80 to 106 of the Company’s 2021 Annual Report, the CEO’s remuneration framework has changed in recent years through a halving in his short-term incentive opportunity to 50% of fixed remuneration (down from 100%) and the introduction of long term incentives (LTI). These changes result in lower cash costs and bring the CEO’s remuneration into better alignment with biotechnology peers in key markets for biotechnology personnel, which have a large proportion of remuneration in LTI, strongly aligning CEO outcomes to those of shareholders.

Shareholders are accordingly asked to approve the issue of 1,550,000 milestone-based options (LTI Options) to Dr Silviu Itescu, Chief Executive and Managing Director of the Company, under the Company’s Employee Share Option Plan, which constitute the LTI component of Dr Itescu’s remuneration for the 2021/2022 financial year.

The value of Dr Itescu’s remuneration for the financial year 2021/2022, including the value of his LTI Options, is approximately the same as the value of his remuneration for the previous financial year.

The LTI component of Dr Itescu’s remuneration will be in the form of options over fully paid ordinary shares in our Company, with each grant vesting on the achievement of specified milestones determined by the Board, as well as minimum holding periods from grant.

Vesting for the proposed issue of options will be contingent on achievement of the following milestones, being:

•

LTI Clinical/Commercialisation KPIs – 40% (620,000 options): milestones related to regulatory and commercialization progress with respect to the Company’s pediatric acute graft versus host disease program and milestones related to clinical progress across the Company’s other lead programs. The specific milestones will be set following the upcoming scheduled meetings with the United States Food & Drug Administration so they can best reflect the Company’s development and commercialization priorities following this guidance;

•	LTI Financial/Business KPIs – 40% (620,000 options): completion of a further significant licensing/collaboration agreement to build shareholder value; and
•	LTI Manufacturing KPIs – 20% (310,000 options): manufacturing milestones related to commercial scale-up.

Due to their commercially sensitive nature, the Company intends to provide further details related to the above performance metrics in the annual report following the achievement of the relevant milestones. It is noted that the KPIs may be deemed by the Board to have been only partially met, in which case not all of the grant amount may vest.

The options are also subject to minimum holding periods, whereby they are eligible for vesting in three equal tranches subject to the vesting of the above milestones, on the first, second and third anniversary of the grant date. Therefore, if a milestone is achieved early, the vesting will be spread and deferred over three years from grant date.

Dr Itescu will only realise value from the options in the event that the milestones are achieved, and the share price of the company exceeds the exercise price (set based on the share price when the Board approved the grant of the options).

The options will be issued to Dr Itescu in accordance with the Company’s Employee Share Option Plan which was last approved by the Company’s shareholders at the 2019 AGM. Other than with respect to vesting conditions for these options set out above, the LTI Options issued to Dr Itescu will have terms and conditions attaching to the Company’s Employee Share Option Plan which are described in this Explanatory Memorandum at pages 13 to 15.

Recommendation

The Directors (with Dr Itescu abstaining) recommend that shareholders vote in favour of item 6.

Mesoblast Limited – Notice of Annual General Meeting 2021    11

EXPLANATORY MEMORANDUM

Information required by the ASX Listing Rules for item 6

The Company seeks shareholder approval to issue options to Dr Silviu Itescu for the purposes of ASX Listing Rule 10.14 which provides that an entity must not permit any Director (among others) to acquire equity securities under an employee incentive scheme without the prior approval of shareholders.

ASX Listing Rule 10.15 requires that the meeting documents concerning a proposed resolution to approve an issue of equity securities, in accordance with ASX Listing Rule 10.14, must include the information below:

The name and category which the person falls within in Listing Rule 10.14.1 – 10.14.3 and why	Dr Silviu Itescu is the Chief Executive and Managing Director of the Company.
The number and class of securities proposed to be issued to the person	The total number of options that may be issued to Dr Itescu is 1,550,000 milestone-based options.
If the person is a director, the details (including the amount) of the director's current total remuneration package

Dr Itescu's current total remuneration package consists of A$1,010,000 fixed remuneration, short term incentive payment of up to 50% of fixed remuneration (ie, A$505,000), and long term incentive consisting of 1,550,000 milestone-based options, amounting to a total grant value of approximately A$2,000,000 as at the date the Board approved the grant.

The number of securities that have previously been issued to the person under the scheme and the average acquisition price (if any) paid by the person for those securities

Dr Itescu has been previously issued a total of 3,085,334 options under the Company’s Employee Share Option Plan. The previous grants have the following exercise prices: A$3.41 (1,200,000 options) and A$1.47 (1,885,334 options).

If the securities are not fully paid ordinary shares, a summary of the material terms of the securities, an explanation of why that type of security is being used and the value attributed to that security and its basis

The LTI Options issued to Dr Itescu will have terms and conditions attaching to the Company’s Employee Share Option Plan which are described in this Explanatory Memorandum at pages 13 to 15.

Options have been selected as the instrument for the LTI because they conserve cash, align with shareholder interests, and focus executives on ensuring strategy, risk management, and execution that optimizes shareholder value.

The value attributed to each option is calculated using the Black Scholes formula, based on the 5-day VWAP leading up to the date of Board approval of the options.

The date or dates on or by which the Company will issue the securities to the person under the scheme which must not be later than 3 years after the date of this meeting	If item 6 is approved by shareholders, the corresponding options will be issued no later than 12 months after the meeting.
The exercise price at which the Company will issue the securities to the person under the scheme	A$1.77
A summary of the material terms of the scheme	See pages 13 to 15 below.
No loans	No loans are proposed in connection with the proposed issue of the options.

12    Mesoblast Limited – Notice of Annual General Meeting 2021

EXPLANATORY MEMORANDUM

Additional disclosures

If item 6 is passed, the Company will proceed with the issue of options noted above to Dr Itescu.

If item 6 is not passed, the Company will not be able to proceed with the issue of options noted above to Dr Itescu and the Company will consider alternative means of providing long term incentives to Dr Itescu.

Details of any securities issued under the scheme will be published by the Company in its annual report relating to the relevant period in which they are issued, along with a statement that approval for the issue was obtained under Listing Rule 10.14.

Any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of securities under the scheme after this resolution is approved by shareholders and who are not named in this Notice will not participate until shareholder approval is obtained under Listing Rule 10.14.

Summary of the terms of the Employee Share Option Plan

Maximum number of shares able to be issued

In broad terms, the maximum number of shares that may be issued (including shares issued on the exercise of options) to persons in Australia during any three-year period may not exceed 5% of the total number of shares on issue. There are certain exclusions from this limit, including shares issued under a formal disclosure document (such as a prospectus) and shares issued to certain exempt classes of persons provided for in the Corporations Act.

In addition, there is a maximum of 10,000,000 shares over which US Incentive stock options may be issued to individuals who are employed by the Company or another member of the Group that qualifies as a ‘related corporation’, as defined in US Treasury Regulations section 1.421-1(i)(2).

Ranking of shares issued under the Employee Share Option Plan	Shares issued on the exercise of the options will rank equally in all respects with other shares from the date of issue, subject to the satisfaction of any applicable disposal restrictions.
Participation on new issues of shares	Option holders cannot participate in new issues of shares to existing shareholders without exercising the option within the exercise period, and becoming a shareholder by the relevant record date.
Vesting conditions, expiry dates, exercise price and share acquisition price

Options are issued to eligible participants with each option entitling the holder to subscribe for one fully paid ordinary share in the Company on exercise.

The vesting conditions, expiry date and exercise price of options are determined by the Board in its discretion at the time of issue of the options.

The Company typically issues options under the Employee Share Option Plan on the following basis:

•    options issued are either time-based vesting or milestone-based vesting, or both, depending on the employee’s role. Time-based options vest in three equal tranches, with a tranche vesting on each of the first, second and third anniversary of the issue date. Milestone-based options vest upon achievement of pre-specified performance milestones;

•    options have an expiry date of seven years from date of issue; and

•    the exercise price of options is the higher of (i) the volume weighted average share price of the five ASX trading days up to the date the Board approved the grant, and (ii) the last closing price of an ordinary share on the ASX at Board approval.

Mesoblast Limited – Notice of Annual General Meeting 2021    13

EXPLANATORY MEMORANDUM

Treatment of options on cessation of employment

Cessation of employment as a Leaver.

If a participant in the Employee Share Option Plan ceases employment, and the Board determines that the participant is a ‘Leaver’, then:

•    the participant may retain vested options, however they must be exercised within 60 days of cessation of employment (or within a longer period if so determined by the Board), after which time the options will lapse; and

•    any unvested options will normally be forfeited and lapse.

A ‘Leaver’ means a participant who ceases employment and who is not a Bad Leaver. A Leaver will include a participant who ceases employment due to resignation or retirement.

Cessation of employment as a Bad Leaver.

If a participant in the Employee Share Option Plan ceases employment, and the Board determines that the participant is a ‘Bad Leaver’, all rights, entitlements and interests in any unexercised options (whether vested or unvested) held by the participant will lapse immediately.

A ‘Bad Leaver’ is a participant who ceases to be employed by the Company where the Board determines that the participant has:

•    committed any serious or persistent breach of any provisions of employment;

•    been convicted of any criminal offence which involves fraud or dishonesty;

•    engaged in any conduct which brings the Company into substantial disrepute;

•    committed any wrongful or negligent act or omission which has caused the Company substantial liability;

•    engaged in grave misconduct or recklessness in the discharge of the participant’s duties;

•    become disqualified from managing corporations in accordance with Part 2D.6 of the Corporations Act or has committed any act that, pursuant to the Corporations Act, may result in the participant being banned from managing a corporation; or

•    engaged in any other conduct which the Board reasonably considers to be analogous to, or having a substantially similar seriousness to, any of the circumstances specified above.

14    Mesoblast Limited – Notice of Annual General Meeting 2021

EXPLANATORY MEMORANDUM

Change of control

The Board has discretion to determine at any time that an unvested option may or may not vest on the occurrence of a Control Event – whether or not any or all applicable vesting conditions have been met.

A ‘Control Event’ means any of the following:

•    an offer is made by a person for the whole of the issued ordinary share capital of the Company (or any part as is not at the time owned by the offeror or any person acting in concert with the offeror) and after announcement of the offer the offeror (being a person who did not Control the Company prior to the offer) acquires Control of the Company;

•    any other event occurs which causes a change in Control of the Company; or

•    any other event which the Board reasonably considers should be regarded as a Control Event.

‘Control’ of an entity means having the right:

•    to vote 50% (or more) of the votes that can be cast at a meeting of shareholders;

•    to appoint or remove directors who possess 50% (or more) of the votes exercisable by all directors of the entity; or

•    to 50% (or more) of the profits or distributions of the entity or of its net liquidation proceeds.

Amendments and administration

Subject to the ASX Listing Rules, the rules of the Employee Share

Option Plan may be amended or supplemented by resolution of the Board. Unless the resolution of the Board expressly states otherwise, any amendment or supplement will not apply to any options granted which have not yet been exercised.

The Employee Share Option Plan is managed by the Board which has powers including to determine appropriate procedures for the administration of the Employee Share Option Plan, and to determine matters falling for determination under the Employee Share Option Plan in its discretion having regard to the interests of and for the benefit of the Company.

The Employee Share Option Plan may be terminated at any time at the discretion of the Board and no compensation under any employment contract will arise as a result.

Mesoblast Limited – Notice of Annual General Meeting 2021    15

EXPLANATORY MEMORANDUM

Item 7 – Renewal of Proportional Takeover Approval Provisions in the Company’s Constitution

The Corporations Act permits a company to include provisions in its constitution prohibiting the registration of a transfer of securities under a proportional takeover bid, unless the relevant holders of the securities in a general meeting approve the bid. A proportional takeover bid means an off-market bid for a specified proportion of the company’s securities held by each member in a class for which a takeover bid has been made. It is not a bid for all securities held by all members of that class, only part of the securities each member holds.

It is a requirement of the Corporations Act that such proportional takeover provisions in a company’s constitution apply for a maximum period of three years, unless renewed earlier. The Company last renewed and introduced its current proportional takeover provisions at its AGM in 2018.

The Directors consider it in the interests of shareholders to renew the proportional takeover provisions. Accordingly, a special resolution is being put to shareholders under section 648G of the Corporations Act to renew clause 30 of the Company’s constitution.

This is a special resolution and requires the approval of 75% of the votes cast by shareholders present and eligible to vote.

Effect of provisions proposed to be renewed

Clause 30 of the constitution provides that the Company is prohibited from registering any transfer of shares giving effect to a contract of sale under a proportional takeover bid unless and until after the proposed transfer has been approved by members at a general meeting of the Company (Approving Resolution).

The person making the offer for the securities (Offeror) (and their associates) cannot vote on the Approving Resolution and the Approving Resolution requires the approval of more than 50% of the votes cast by members who are entitled to vote at the meeting.

Clause 30.8 of the constitution also provides that if, as at the end of the day before the ‘Relevant Day’ (being the day that is 14 days before the last day of the bid period) the Approving Resolution has not been voted on, the Approving Resolution is deemed approved.

Reasons for the resolution

As noted above, the Corporations Act requires clause 30 of the constitution to be renewed at this AGM as it was last renewed in 2018.

In the Directors’ view, members (and holders of any other relevant securities that the Company might issue) should have the opportunity to vote on a proposed proportional takeover bid for what might become control of the Company without the members having the opportunity to dispose of all of their securities (rather than just some of their securities, as would be the case under a proportional takeover bid). As a result, the relevant holders may not have the opportunity to dispose of all their securities and risk being part of a minority interest in the Company or suffering loss if the takeover bid causes a decrease in the market price of the securities or makes the securities less attractive and, accordingly, more difficult to sell. Clause 30 of the constitution only permits this to occur with the approval of a majority of the relevant holders.

Awareness of current acquisition proposals

As at the date of this Notice, no Director is aware of any proposal for any person to acquire (or increase the extent of) a substantial interest in the Company.

The advantages and disadvantages of the proportional bid provisions since their adoption

As there have been no takeover bids made for any of the shares in the Company since the adoption of the proportional bid provisions, there has been no application of clause 30 of the constitution. It may be argued that the potential advantages and disadvantages described below have also applied for the period since adoption of clause 30.

Potential advantages and disadvantages of the propose resolution for both Directors and shareholders

In addition to a discussion of the provisions proposed to be renewed, the Corporations Act also requires this Explanatory Memorandum to discuss the potential future advantages and disadvantages of the proposed rule for both Directors and members.

The Directors consider that there are no such advantages or disadvantages for them as they remain free to make a recommendation on whether a proportional takeover bid should be accepted.

For members, the potential advantages of clause 30 of the constitution, as renewed, is that it will provide all relevant members with an opportunity to consider, discuss in a meeting called specifically for the purpose, and vote on whether a proportional takeover bid should be approved. This affords members an opportunity to have a say in

16    Mesoblast Limited – Notice of Annual General Meeting 2021

EXPLANATORY MEMORANDUM

the future ownership and control of the Company and helps the members to avoid being locked in a minority. The Directors believe this will encourage any proportional takeover bid to be structured so as to be attractive to at least a majority of the relevant members. It may also discourage the making of a proportional takeover bid that might be considered opportunistic. Finally, knowing the view of a majority of the relevant members may help each individual holder to assess the likely outcome of the proportional takeover bid and decide whether or not to accept an offer under the bid.

On the other hand, it may be argued that a potential disadvantage for members arising from clause 30 of the constitution, if renewed, is that proportional takeover bids may be discouraged by the further procedural steps that the rule will entail and, accordingly, this may reduce any takeover speculation element in the price of the Company’s securities. Shareholders may be denied an opportunity to sell a portion of their securities at an attractive price where the majority rejects an offer from persons seeking control of the Company.

Recommendation

On balance, the Directors are of the view that the advantages of renewing the proportional bid provisions outweigh the disadvantages. The Directors recommend that shareholders vote in favour of this resolution.

Item 8 – Ratification of Issue of Securities to Existing and New Institutional Investors

The Company is seeking the approval of shareholders for the purposes of ASX Listing Rule 7.4 and for all other purposes, in respect of the issue of fully paid ordinary shares in the Company (Shares) and warrants to acquire Shares (Warrants) that has been made by the Company (together, the Securities) resulting from the private placement announced to the ASX on 2 March 2021 (such announcement of which summarises the material terms of the relevant agreement under which the Securities were issued), as set out in the following table:

Persons to whom the issue was made	Sophisticated and professional investors under a private placement led by a strategic US investor group received Shares issued under subscription agreements and Warrants issued under a prospectus.
Date of issue of Shares	35,956,285 Shares on 3 March 2021 24,153,005 Shares on 8 March 2021
Date of issue of Warrants	17 March 2021
Number of Securities issued	60,109,290 Shares 15,027,327 Warrants to acquire Shares
Issue price per Share	A$2.30 per share.
Issue price per Warrant	Each Warrant has a nil issue price.
Exercise price per Warrant	Each Warrant has an exercise price of A$2.88.
Class and material terms of shares issued	Fully paid ordinary shares ranking equally with all other existing fully paid ordinary shares.
Material terms of warrants issued	Each Warrant is exercisable into one Share at an exercise price of A$2.88 and expires seven years from the date of issue.
Use of the funds raised

•    provide financial strength for operational and regulatory initiatives across multiple products;

•    investment in commercial supply of remestemcel-L ahead of potential approval for graft versus host disease in children and in optimised manufacturing for larger market opportunities;

•    advancing manufacturing and development of rexlemestrocel-L platform to meet commercial objectives for chronic heart failure and chronic low back pain due to degenerative disc disease following phase 3 trials in these indications; and

•    working capital and general corporate purposes.

The issue of the above Securities was within the 15% limitation imposed by ASX Listing Rule 7.1.

Under ASX Listing Rule 7.1, the Company may issue equity securities up to 15% of its share capital in any 12-month rolling period without shareholder approval, unless an exception in ASX Listing Rule 7.2 applies.

Mesoblast Limited – Notice of Annual General Meeting 2021    17

EXPLANATORY MEMORANDUM

ASX Listing Rule 7.4 permits a company to obtain subsequent approval of a prior issue of securities from its shareholders. Such subsequent approval means the prior issue of securities is treated as having been made with shareholder approval for the purposes of ASX Listing Rule 7.1, and thereby refreshes the Company’s ability in the future to issue up to 15% of its share capital without obtaining prior shareholder approval to the extent of the number of Securities being approved under this resolution.

If item 8 is not passed, the issue of Securities noted above will be included in calculating the Company’s 15% limit in Listing Rule 7.1, effectively decreasing the number of equity securities it can issue without shareholder approval over the 12 months following the issue date for those Securities.

As noted above, shareholder approval is now being sought for the purposes of ASX Listing Rule 7.4.

Recommendation

The Directors recommend that shareholders vote in favour of item 8.

18    Mesoblast Limited – Notice of Annual General Meeting 2021

Information on voting, proxies, corporate representatives and attorneys

Eligibility to Vote

For the purpose of voting at the AGM, the Directors have determined that all shares in the Company are taken to be held by the persons who are registered as holding them at 10.30am (Melbourne time, AEDT) on 27 November 2021. The entitlement of shareholders to vote at the AGM will be determined by reference to that time.

All Resolutions by Poll

In accordance with clause 44.2 of the Company’s constitution, the Chair intends to call a poll on each of the resolutions proposed at the AGM. Each resolution considered at the AGM will therefore be conducted by poll, rather than a show of hands. The Chair considers voting by poll to be in the interests of the shareholders as a whole, and to ensure the proportionate representation of shareholders voting at the AGM.

Voting by Proxy

Please note that:

•	a shareholder of the Company entitled to attend and vote at the AGM is entitled to appoint a proxy. A shareholder who is entitled to cast two or more votes may appoint not more than two proxies;
•	a proxy may be either an individual or a corporation, and need not be a shareholder of the Company;
•	a single proxy exercises all voting rights of the relevant shareholder;
•

where two proxies are appointed, the shareholder may specify the proportion or number of that shareholder’s votes that each proxy is appointed to exercise. If a shareholder appoints two proxies and does not specify each proxy’s voting rights, each proxy may exercise half the votes. Fractions of votes are to be disregarded;

•

a proxy need not vote in that capacity (unless the proxy is the Chair of the AGM) on a poll. However, if the proxy’s appointment specifies the way to vote on a resolution, and the proxy decides to vote in that capacity on that resolution, the proxy must vote the way specified (subject to the voting exclusions noted above);

•	if a proxy does not attend the AGM then the Chair of the AGM will be taken to have been appointed as the proxy of the relevant shareholder in respect of the AGM; and
•

if the Chair of the AGM is appointed, or taken to be appointed, as a proxy, but the appointment does not specify the way to vote on a resolution, then the Chair intends to exercise the relevant shareholder’s votes in favour of the relevant resolution (subject to the voting exclusions noted above).

To be valid, the appointment of a proxy must be received by 10:30am (Melbourne time, AEDT) on 27 November 2021 using one of the following methods:

•	faxing the proxy appointment form, along with the power of attorney or other authority (if any) under which the form is signed, to +61 2 9287 0309; OR
•	lodging the proxy appointment form (online, by mail or in person) along with the power of attorney or other authority (if any) under which the form is signed (or a certified copy thereof), as follows:

ONLINE:	by logging into the following website address – www.linkmarketservices.com.au – using the holding details as shown on your proxy form and select ‘Voting’ and follow the prompts to lodge your vote
BY MAIL:	c/- Link Market Services Limited Locked Bag A14 Sydney South, NSW 1235, Australia
BY HAND:	Link Market Services Limited 1A Homebush Bay Drive, Rhodes, NSW 2138, Australia; or Level 12, 680 George Street, Sydney, NSW 2000, Australia

A personalised proxy appointment form has been sent to shareholders.

Mesoblast Limited – Notice of Annual General Meeting 2021    19

INFORMATION ON VOTING, PROXIES, CORPORATE REPRESENTATIVES AND ATTORNEYS

Voting by Corporate Representatives

A shareholder or proxy that is a corporation and entitled to attend and vote at the AGM may appoint an individual to act as its corporate representative. Evidence of the appointment of a corporate representative must be in accordance with the Corporations Act and must be lodged with the Company before the AGM.

Voting by Attorney

A shareholder entitled to attend and vote at the AGM is entitled to appoint an attorney to attend and vote at the AGM on the shareholder’s behalf. An attorney need not be a shareholder of the Company.

The power of attorney appointing the attorney must be duly executed and specify the name of each of the shareholder, the Company and the attorney, and also specify the meetings at which the appointment may be used. The appointment may be a standing one.

To be effective, the power of attorney must also be returned in the same manner, and by the same time, as outlined above for proxy appointment forms.

Evidence of execution

If any instrument (including a proxy appointment form or appointment of corporate representative) returned to the Company is completed by an individual or a corporation under power of attorney, the power of attorney under which the instrument is signed, or a certified copy of that power of attorney, must accompany the instrument unless the power of attorney has previously been noted by the Company or the Company’s share registry.

Voting Online

Shareholders may vote by using the online platform. We recommend logging in to the online platform at least 15 minutes prior to the scheduled start time for the AGM by entering https://agmlive.link/MSB21 on the notice of meeting into a web browser on your computer or online device.

Shareholders will need their Securityholder Reference Number or Holder Identification Number, which is printed at the top of their personalised proxy appointment form.

Proxyholders will need their proxy code which Link Market Services will provide via email no later than 24 hours prior to the AGM.

Online voting will be open between the commencement of the AGM at 10:30am (Melbourne time, AEDT) on 29 November 2021 and the time at which the Chair announces the closure of voting.

More information about online participation in the AGM is available in the Virtual Meeting Online Guide at https://mesoblast.com/agm2021.

20    Mesoblast Limited – Notice of Annual General Meeting 2021

Mesoblast ABN 68 109 431 870 LODGE YOUR VOTE ONLINE www.linkmarketservices.com.au BY MAIL Mesoblast Limited C/- Link Market Services Limited Locked Bag A14 Sydney South NSW 1235 Australia BY FAX +61 2 9287 0309 BY HAND* Link Market Services Limited Level 12, 680 George Street, Sydney NSW 2000 *during business hours Monday to Friday (9:00am - 5:00pm) and subject to public health orders and restrictions ALL ENQUIRIES TO Telephone: 1300 554 474 Overseas: +61 1300 554 474 LODGEMENT OF A PROXY FORM This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given above by 10:30am (Melbourne time AEDT) on Saturday, 27 November 2021, being not later than 48 hours before the commencement of the Meeting. Any Proxy Form received after that time will not be valid for the scheduled Meeting. Proxy Forms may be lodged using the reply paid envelope or: ONLINE www.linkmarketservices.com.au Login to the Link website using the holding details as shown on the Proxy Form. Select ‘Voting’ and follow the prompts to lodge your vote. To use the online lodgement facility, shareholders will need their “Holder Identifier” - Securityholder Reference Number (SRN) or Holder Identification Number (HIN). HOW TO COMPLETE THIS SHAREHOLDER PROXY FORM YOUR NAME AND ADDRESS This is your name and address as it appears on the Company’s share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. Please note: you cannot change ownership of your shares using this form. APPOINTMENT OF PROXY If you wish to appoint the Chair of the Meeting as your proxy, mark the box in Step 1. If you wish to appoint someone other than the Chair of the Meeting as your proxy, please write the name of that individual or body corporate in Step 1. A proxy need not be a shareholder of the Company. DEFAULT TO CHAIR OF THE MEETING Any directed proxies that are not voted on a poll at the Meeting will default to the Chair of the Meeting, who is required to vote those proxies as directed. Any undirected proxies that default to the Chair of the Meeting will be voted according to the instructions set out in this Proxy Form, including where the Resolutions are connected directly or indirectly with the remuneration of KMP. VOTES ON ITEMS OF BUSINESS – PROXY APPOINTMENT You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid. APPOINTMENT OF A SECOND PROXY You are entitled to appoint up to two persons as proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company’s share registry or you may copy this form and return them both together. To appoint a second proxy you must: (a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and (b) return both forms together. SIGNING INSTRUCTIONS You must sign this form as follows in the spaces provided: Individual: where the holding is in one name, the holder must sign. Joint Holding: where the holding is in more than one name, either shareholder may sign. Power of Attorney: to sign under Power of Attorney, you must lodge the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place. CORPORATE REPRESENTATIVES If a representative of the corporation is to attend the Meeting virtually the appropriate “Certificate of Appointment of Corporate Representative” must be received at vote@linkmarketservices.com.au prior to the Meeting in accordance with the Notice of Annual General Meeting. A form of the certificate may be obtained from the Company’s share registry or online at www.linkmarketservices.com.au.

NAME SURNAME
ADDRESS LINE 1
ADDRESS LINE 2
ADDRESS LINE 3
ADDRESS LINE 4
ADDRESS LINE 5
ADDRESS LINE 6

X99999999999

PROXY FORM

I/We being a member(s) of Mesoblast Limited and entitled to attend and vote hereby appoint:

STEP 1

APPOINT A PROXY

☐ **the Chair of the Meeting (mark box)**

OR if you are **NOT** appointing the Chair of the Meeting as your proxy, please write the name and email of the person or body corporate you are appointing as your proxy (an email will be sent to your appointed proxy with details on how to access the virtual meeting)

Name

Email

or failing the person or body corporate named, or if no person or body corporate is named, the Chair of the Meeting, as my/our proxy to act on my/our behalf (including to vote in accordance with the following directions or, if no directions have been given and to the extent permitted by the law, as the proxy sees fit) at the Annual General Meeting of the Company to be held at **10:30am (Melbourne Time AEDT) on Monday, 29 November 2021** (the **Meeting**) and at any postponement or adjournment of the Meeting.

The Meeting will be conducted as a virtual meeting and you can participate by logging in online at **https://agmlive.link/MSB21** (refer to details in the Virtual Meeting Online Guide).

Important for Resolutions 2, 5 and 6: If the Chair of the Meeting is your proxy, either by appointment or by default, and you have not indicated your voting intention below, you expressly authorise the Chair of the Meeting to exercise the proxy in respect of Resolutions 2, 5 and 6, even though the Resolutions are connected directly or indirectly with the remuneration of a member of the Company's Key Management Personnel **(KMP).**

The Chair of the Meeting intends to vote undirected proxies in favour of each item of business.

STEP 2

VOTING DIRECTIONS

Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the Meeting.

Please read the voting instructions overleaf before marking any boxes with an ☒

Resolutions

Resolutions	For	Against	Abstain*
2 Adoption of the Remuneration Report	☐	☐	☐
3 Election of Mr Philip J. Facchina as a Director	☐	☐	☐
4A Re-election of Mr Michael Spooner as a Director	☐	☐	☐
4B Re-election of Mr Joseph R. Swedish as a Director	☐	☐	☐
4C Re-election of Ms Shawn Cline Tomasello as a Director	☐	☐	☐
5 Approval of Proposed Issue of Options to newly-appointed Director, Mr Philip J. Facchina	☐	☐	☐
6 Approval of Proposed Issue of Options to Chief Executive, Dr Silviu Itescu, in Connection with his Remuneration for the 2021/2022 Financial Year	☐	☐	☐
7 Renewal of Proportional Takeover Approval Provisions in the Company's Constitution	☐	☐	☐
8 Ratification of Issue of Securities to Existing and New Institutional Investors	☐	☐	☐

ⓘ * If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

STEP 3

SIGNATURE OF SHAREHOLDERS – THIS MUST BE COMPLETED

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the shareholder. If a joint holding, either shareholder may sign. If signed by the shareholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the company's constitution and the *Corporations Act 2001* (Cth).

MSB PRX2101N

Mesoblast ABN ABN 68 109 431 870 LODGE YOUR QUESTIONS : ONLINE www.linkmarketservices.com.au BY MAIL Mesoblast Limited C/- Link Market Services Limited Locked Bag A14 Sydney South NSW 1235 Australia BY FAX +61 2 9287 0309 BY HAND Link Market Services Limited Level 12, 680 George Street, Sydney NSW 2000 ALL ENQUIRIES TO Telephone: 1300 554 474 Overseas: +61 1300 554 474 X99999999999 Please use this form to submit any questions about Mesoblast Limited (“the Company”) that you would like us to respond to at the Company’s 2021 Annual General Meeting. Your questions should relate to matters that are relevant to the business of the meeting, as outlined in the Notice of Meeting and Explanatory Memorandum which is available on the Company’s website: https://mesoblast.com/agm2021. If your question is for the Company’s auditor it should be relevant to the content of the auditor’s report, or the conduct of the audit of the financial report. This form must be received by the Company’s share registrar, Link Market Services Limited, by 5:00pm (Melbourne time AEDT) on Monday, 22 November 2021. Questions will be collated. During the course of the Annual General Meeting, the Chair of the Meeting will endeavour to address as many of the more frequently raised shareholder topics as possible and, where appropriate, will give a representative of the Company’s auditor the opportunity to answer written questions submitted to the auditor. However, there may not be sufficient time available at the meeting to address all topics raised. Please note that individual responses will not be sent to shareholders QUESTIONS My question relates to (please mark the most appropriate box) Performance or financial reports Remuneration Report My question is for the auditor Future direction General suggestion Other Performance or financial reports Remuneration Report My question is for the auditor Future direction General suggestion Other

LINKGroup Virtual Meeting Online Guide Before you begin Ensure your browser is compatible. Check your current browser by going to the website: whatismybrowser.com Supported browsers are: Chrome – Version 44 & 45 and after • Firefox – 40.0.2 and after • Safari – OS X v10.9 & OS X v10.10 and after • Internet Explorer 9 and up • Microsoft Edge - 92.0 and after To attend and vote you must have your securityholder number and postcode. Appointed Proxy: Your proxy number will be provided by Link before the meeting. Please make sure you have this information before proceeding. Corporate Markets

Virtual Meeting Online Guide Step 1 Open your web browser and go to https://agmlive.link/MSB21 Step 2 Log in to the portal using your full name, mobile number, email address, and participant type. Please read and accept the terms and conditions before clicking on the blue ‘Register and Watch Meeting’ button. • On the left – a live video webcast of the Meeting • On the right – the presentation slides that will be addressed during the Meeting • At the bottom – buttons for ‘Get a Voting Card’, ‘Ask a Question’ and a list of company documents to download Note: If you close your browser, your session will expire and you will need to re-register. If using the same email address, you can request a link to be emailed to you to log back in. 1. Get a Voting Card To register to vote – click on the ‘Get a Voting Card’ button. This will bring up a box which looks like this. If you are an individual or joint securityholder you will need to register and provide validation by entering your securityholder number and postcode. If you are an appointed Proxy, please enter the Proxy Number issued by Link in the PROXY DETAILS section. Then click the ‘SUBMIT DETAILS AND VOTE’ button. Once you have registered, your voting card will appear with all of the resolutions to be voted on by securityholders at the Meeting (as set out in the Notice of Meeting). You may need to use the scroll bar on the right hand side of the voting card to view all resolutions. Securityholders and proxies can either submit a Full Vote or Partial Vote. 2 • Link Group Virtual Meeting Online Guide Images

Full Votes To submit a full vote on a resolution, ensure you are in the ‘Full Vote’tab. Place your vote by clicking on the ‘For’, ‘Against’, or ‘Abstain’ voting buttons. Partial VotesTo submit a partial vote on a resolution, ensure you are in the ‘Partial Vote’ tab. You can enter the number of votes (for any or all) resolution/s. The total amount of votes to which you are entitled will be listed under each resolution. When you enter the number of votes it will automatically tally how many votes you have left. Note: If you are submitting a partial vote and do not use all of your entitled votes, the un-voted portion will be submitted as No Instruction and therefore will not be counted. Once you have finished voting on the resolutions, scroll down to the bottom of the box and click on the ‘Submit Vote’ or ‘Submit Partial Vote’ button. Note: You can close your voting card without submitting your vote at any time while voting remains open. Any votes you have already made will be saved for the next time you open up the voting card. The voting card will appear on the bottom left corner of the webpage. The message ‘Not yet submitted’ will appear at the bottom of the page. You can edit your voting card at any point while voting is open by clicking on 'Edit Card'. This will reopen the voting card with any previous votes made. At the conclusion of the Meeting, a red bar with a countdown timer will appear at the top of the Webcast and Slide windows advising the remaining voting time. Please make any changes and submit your voting cards. Once voting has been closed all submitted voting cards cannot be changed. Link Group Virtual Meeting Online Guide • 3 Images

Virtual Meeting Online Guide 2. How to ask a question Note: Only securityholders are eligible to ask questions If you have yet to obtain a voting card, you will prompted to enter your securityholder number or proxy details before you can ask a question. To ask a question, click on the ‘Ask a Question’ button either at the top or bottom of the webpage. The ‘Ask a Question’ box will then pop up with two sections for completion. In the ‘Regarding’ section click on the drop down arrow and select the category/resolution for your question. Click in the ‘Question’ section and type your question and click on ‘Submit’. A ‘View Questions’ box will appear where you can view your questions at any point. Only you can see the questions you have asked. If your question has been answered and you would like to exercise your right of reply, you can submit another question. Note that not all questions are guaranteed to be answered during the Meeting, but we will do our best to address your concerns. 3. Downloads View relevant documentation in the Downloads section. 4. Voting closing Voting will end 5 minutes after the close of the Meeting. At the conclusion of the Meeting a red bar with a countdown timer will appear at the top of the Webcast and Slide screens advising the remaining voting time. If you have not submitted your vote, you should do so now. 4 • Link Group Virtual Meeting Online Guide Images

5. Phone Participation

What you will need

a) Land line or mobile phone

b) The name and securityholder number of your holding/s

c) To obtain your unique PIN, please contact Link Market Services on +61 1800 990 363 by 5:00pm (AEDT) on Friday, 26 November 2021.

Joining the Meeting via Phone

Step 1

From your land line or mobile device, call:
Conference Call Number: 1800 071 092
International Number: +61 2 8072 4165

Step 2

You will be greeted with a welcome message and provided with instructions on how to participate in the Meeting. Please listen to the instructions carefully.

At the end of the welcome message you will be asked to provide your PIN by the moderator. This will verify you as a securityholder and allow you to ask a question on the resolutions at the Meeting.

Step 3

Once the moderator has verified your details you will be placed into a waiting room where you will hear music playing.

Note: If your holding cannot be verified by the moderator, you will attend the Meeting as a visitor and will not be able to ask a question.

Step 4

At the commencement of the Meeting, you will be admitted to the Meeting where you will be able to listen to proceedings.

Asking a Question

Step 1

When the Chairman calls for questions on each resolution, you will be asked to **press *1** on your keypad should you wish to raise your hand to ask a question.

Step 2

Please advise if your question relates to an item of business or General Business. The moderator will make a note and ask if you have any additional questions.

Step 3

When it is time to ask your question, the moderator will introduce you to the meeting, your line will be unmuted and you can then start speaking.
Note: If at any time you no longer wish to ask your question, you can lower your hand by **pressing *2** on your key pad. If you have also joined the Meeting Online, we ask that you mute your laptop, desktop, tablet or mobile device while you ask your question.

Step 4

Your line will be muted once your question has been answered.

Contact us

Australia
T +61 1800 990 363
E info@linkmarketservices.com.au

1487.7 04/21 ISS2